Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-185357

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated December 12, 2012)

ADVAXIS, INC.

This prospectus supplement No. 1 (the “Supplement”) supplements the prospectus dated December 12, 2012 (the “Final Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-185357). The Final Prospectus and this Supplement relate to the disposition from time to time of up to 115,000,000 shares of our common stock, which are held or may be held by the selling stockholder named in the Final Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

This Supplement should be read in conjunction with the Final Prospectus, which is to be delivered with this Supplement. This Supplement updates, amends and supplements the information included or incorporated by reference in the Final Prospectus. If there is any inconsistency between the information in the Final Prospectus and this Supplement, you should rely on the information in this Supplement.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus,

On February 12, 2013, we expect to deliver 8,000,000 shares of our common stock to Hanover Holdings I, LLC, or Hanover, in connection with the settlement of a draw down pursuant to a Common Stock Purchase Agreement between us and Hanover dated October 26, 2012, which we refer to as the Purchase Agreement, at a price of $0.0644 per share. The per share price for such shares was established under the terms of the Purchase Agreement. We expect to receive total net proceeds of $515,520 in connection with this draw down.

On January 17, 2013, we issued 4,400,000 shares of our common stock to Hanover in connection with the settlement of a draw down pursuant to the Purchase Agreement, at a price of approximately $0.0374 per share. The per share price for such shares was established under the terms of the Purchase Agreement. We received total net proceeds of $164,656.80 in connection with this draw down.

On December 31, 2012, we issued 6,990,514 shares of our common stock to Hanover in connection with the settlement of a draw down pursuant to the Purchase Agreement, at a price of approximately $0.0266 per share. The per share price for such shares was established under the terms of the Purchase Agreement. We received total net proceeds of $185,975.64 in connection with this draw down.

After giving effect to all of the issuances by us to Hanover described in this Supplement, an aggregate of approximately $9,133,847.56 worth of shares of common stock remain available to be issued under the Purchase Agreement, subject to the terms, conditions and limitations set forth in the Purchase Agreement.

This Supplement also amends the disclosure in the Final Prospectus relating to the warrants to purchase shares of our common stock issued in connection with the senior bridge financing and junior bridge financings conducted from June 2009 through October 2011. This Supplement amends the disclosure in the Final Prospectus relating to the number of such bridge warrants outstanding and the exercise price of such bridge warrants to give effect to the anti-dilution caused by the issuances by us to Hanover described in this Supplement and to clarify the type of anti-dilution contained in such warrants. After giving effect to the issuances by us to Hanover described in this Supplement, warrants to purchase approximately 14,214,932 shares of our common stock are exercisable at approximately $0.1379 per share and are subject to “weighted-average” anti-dilution protection upon certain equity issuances below approximately $0.1379 per share (as may be further adjusted).

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTC Bulletin Board, under the symbol ADXS.OB. On February 8, 2013, the last reported sale price per share for our common stock as reported by the OTC Bulletin Board was $0.12.

Investing in our common stock involves a high degree of risk.  We urge you to carefully consider the ‘‘Risk Factors’’ beginning on page 2 of the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is February 12, 2013.